Exhibit 99.1

51-102F3
Material Change Report [F]

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)
Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Item 2 Date of Material Change

April 14, 2026

Item 3 News Release

The news release dated April 14, 2026 was issued by Market News and Stockwatch on April 14, 2026.

Item 4 Summary of Material Change

The Company closed its underwritten public offering in the United States (the “Offering”) of 930,233 American Depositary Shares (“ADSs”) and warrants to purchase 930,233 ADSs at an offering price of US$6.45 per ADS and accompanying warrant. Each ADS offered represents 12 common shares of the Company. The gross proceeds, before deducting underwriter discounts, and commissions and offering expenses, were US$6.0 million. The warrants have an exercise price of CAD$12.2213 per ADS, are exercisable immediately upon issuance and expire on the fifth anniversary of the original issuance date. The ADSs began trading on the Nasdaq Capital Market under the ticker symbol “NICM” on April 14, 2026 and the warrants are not listed for trading.

In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 139,534 ADSs and/or up to an additional 139,534 warrants to purchase up to 139,534 ADSs, which was partially exercised to purchase 139,534 warrants.

The Company intends to use the net proceeds from the Offering for mill expansion, property, plant and equipment expenditures and general and administrative and working capital.

Maxim Group LLC acted as sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-293048) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 29, 2026. The Company may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities were offered or sold to Canadian purchasers under the Offering. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final prospectus supplement is available for free on the SEC's website at www.sec.gov and is also available on the Company's profile on the SEDAR+ website at www.sedarplus.ca

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

April 16, 2026

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